UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Provides Preliminary 2007 Full Year Results

HAWTHORNE, N.Y.--(BUSINESS WIRE)--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided information for the year ended December 31, 2007.

The Company cautioned that the financial information being presented is both unaudited and subject to further review and possible change. Additionally, these results do not provide complete financial information and both the 2006 and the 2007 results are subject to audit by the Company's outside auditors. These results have not been and will not be subject to quarterly review procedures. However, subject to the foregoing caveats, the Company believes that the information below represents the best information currently available to Taro management.

2007 Financial Performance

For the year ended December 31, 2007, Taro estimates net sales of approximately $313 million, gross profit of approximately $168 million, or 53.7% of sales, and net income of approximately $21.1 million. The Company noted that in the year ended December 31, 2007, there were approximately $12 million of one-time charges and non-recurring expenses, including significantly higher professional fees due to a restatement of 2003 and 2004 results, a related investigation and the proposed transaction with Sun Pharmaceutical Industries Ltd. (“Sun”, Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715). Depreciation and amortization expenses were approximately $27 million during 2007. Capital expenditures during 2007 were approximately $5 million. The Company believes that the substantially improved results it is providing for the year ended December 31, 2007 reflect the actions that were previously described in the “Outlook for 2007” section of its March 20, 2007 press release and which were subsequently discussed in its December 6, 2007 press release.

In May 2007, Sun made an equity investment of approximately $41 million to help the Company avoid an impending payment default on certain of its debt obligations. In August 2007, Sun provided $18 million more to the Company through the exercise of warrants. Thus, since May 2007, Sun has made equity investments in Taro totaling approximately $59 million. Sun and Taro continue to work towards implementing the transactions contemplated by the Company's merger agreement with Sun. As of December 31, 2007, Taro had $45 million in cash or cash equivalents, after making normally scheduled and required principal debt payments of approximately $35 million since December 2006 and sustaining a number of one-time expenses. For 2008, Taro is scheduled to make principal and interest payments totaling $42 million. In addition, the Company notes that it has a separate $28 million credit facility due in late 2008, which it expects to be able to refinance. As of December 31, 2007, the Company’s total debt was approximately $218 million. The Company believes, in the ordinary course, that it should have sufficient liquidity to meet its cash requirements for the foreseeable future, subject to the continuing support of its lenders. The Company continues to be out of compliance with certain of its debt instruments and continues to discuss the situation with its lenders.

A New Drug Application for Flo-Pred™ (prednisolone acetate oral suspension) was approved by the U.S. Food and Drug Administration in the first quarter of 2008 which the Company expects to market in the third quarter of 2008.

Status of 2006 Financial Statements

As the Company previously disclosed, the completion of its financial statements for the year ended December 31, 2006 has been delayed because the Company is continuing to review the adequacy of estimates for accruals recorded in 2005 and prior years for sales returns, chargebacks, rebates and administrative fees. The eventual outcome of this review cannot be predicted with any certainty at this time. Taro stated that on the basis of present information, changes in the estimates for those years, if made, may be material. However, the Company does not expect that any such changes would affect the results for 2006 and prior years, when taken in the aggregate. Furthermore if any such changes were to be made, they would likely reduce the amount of the loss in 2006 as presented herein. The Company added that it believes such changes would not impact the financial results for 2007.

Taro emphasized that its review of accruals described above has not yet been completed, and is subject to audit by its outside auditors. The Company stated that, as a result of this review, it cannot predict when it will be in a position to issue its 2006 or its 2007 audited financial statements.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, and statements with respect to the availability of financial information, completion of the 2006 or 2007 audit(s), estimates of financial results and financial information for 2003-2007, review of results for prior years, estimates of expenses and one-time charges, and completion of the transaction with Sun described in this press release. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2006 and/or 2007, inability to complete the transaction with Sun, actions of the Company's lenders, creditors and Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro or Sun operates, litigation, regulatory actions and legislative actions in the countries in which Taro or Sun operate, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS (US dollars in thousands, except per share data)

	Unaudited and Unreviewed	Unaudited and Unreviewed

	Year Ended December 31,	Year Ended December 31,

	2007	2006

SALES	$312,955	$184,122
Cost of Sales	144,470	141,938
Gross Profit	168,485	42,184
Operating Expenses:
Selling and Administrative (Notes 1 & 2)	94,444	134,922
Operating Income (Loss) before Research
and Development	74,041	(92,738)

Research and Development	29,302	36,220

Operating Income (Loss)	44,739	(128,958)
Financial Expenses	23,892	13,404
Other Income – Net (note 3)	5,243	-
	26,090	(142,362)
Tax Expense (Benefit) on Income (Loss)	4,951	(1,640)

NET INCOME (LOSS)	$21,139	$(140,722)

Basic Earnings (Loss) Per Ordinary Share	$0.61	$(4.80)
Diluted Earnings Per Ordinary Share	$0.60

Weighted average number of shares-
Basic EPS	34,721,189	29,315,224
Diluted EPS	35,281,464	29,501,777

Note 1: In 2006, includes charges for asset impairments in the amount of $38 million.

Note 2: In 2007, includes approximately $12 million of one-time charges and non-recurring expenses, including professional fees related to the Company’s investigations and its proposed transaction with Sun Pharmaceutical Industries Ltd. (“Sun”).  The administrative expenses include audit and tax related services of approximately $1.7 million for 2006 and approximately $3.3 million for 2007.  No material non-audit related services were performed by the external auditors.

Note 3: In 2007, includes a one-time gain of approximately $4 million resulting from the sale of a parking lot in Ireland.

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (US dollars in thousands)

	Unaudited and Unreviewed December 31,	Unaudited and Unreviewed December 31,
	2007	2006

Current Assets:
Cash and Cash Equivalents	$ 45,178	$ 16,911
Restricted Short-term Bank Deposits	-	152
Accounts Receivable - Trade	68,497	43,687
Accounts Receivable - Other and Prepaid
Expenses	26,733	15,284
Inventories	66,036	60,017
Total Current Assets	206,444	136,051

Long-term Investments	18,765	23,390
Property, Plant and Equipment, net	212,437	226,980
Other Assets	47,625	52,467
TOTAL ASSETS	$485,271	$438,888

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$ 95,320	$110,576
Current Maturities of Long-Term
Liabilities	28,564	26,339
Accounts Payable and Accrued Expenses	72,543	87,702
Total Current Liabilities	196,427	224,617

Long-Term Liabilities	94,048	108,383
Deferred Taxes and Other Liabilities	8,402	7,517
Total Liabilities	298,877	340,517

Shareholders' Equity (Note 1)	186,394	98,371
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$485,271	$438,888

Note 1: In 2007, Shareholders’ equity is net of $2.4 million of fees associated with Sun’s equity investment in Taro.

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4827

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 20, 2008
TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary